Capital Resources and Liquidity

Management considers the capital resources and liquidity of the Company to have been very good at both June 30, 1996 and December
31, 1995. While improved from June 30, 1995, the Company was also in a relatively sound position at June 30, 1995.

Because of the sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company s balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in acquisitions of businesses in the financial services industry.

The acquisition of One Insurance Agency, Inc. and One Investment Corporation was completed using cash held by the Company. The purchase price and costs of the acquisition amounted to $1,470,000, which represented 3.8% of the Registrant s assets. Consolidated net income of the acquired corporations during 1995, had they been owned by Somerset, would have amounted to 8.2% of consolidated income of the Company. The transaction included intangible assets of $1,181,000.

At June 30, 1996, the Company had a very high ratio of current assets to current liabilities that stood at 15.1 to one, compared to 4.2 to one at June 30, 1995. In addition, 93% of current assets and 15% of total assets consisted of cash, cash equivalents and short-term investments.

The Company had no long-term debt at June 30, 1996, compared to $2.5 million at June 30, 1995. Three million of long-term debt was retired prior to June 30, 1995, and the remaining long-term debt of $2.5 million was retired early in March 1996.

Shareholders equity increased to $30.6 million at June 30, 1996 from $28.9 million at June 30, 1995. Adjusted for the February 29, 1996 5-for-4 stock split, shareholders equity amounted to $14.91 per share compared to $13.94 per share at June 30, 1995.

The Company s investment in First Indiana Corporation is stated at cost, plus the Company s share of undistributed earnings, as required by the FASB s accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At June 30, 1996, the market value of the Company s investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System was $14 million greater than the carrying value in the consolidated financial statements. At June 30, 1995, such market value was $4 million greater than the carrying value.

Operating activities during the first half of 1996 provided $572,000 of cash, compared to $4.1 million provided in the first half of 1995. The major reason for the change is that the Company had very little activity from operations during 1996 and used cash to reduce accounts payable, accrued expenses, and income taxes payable.

Cash dividends paid increased to $205,000 in the first half of 1996, compared to $164,000 last year, or 25%. This increase resulted from the 5-for-4 stock split of February 19, 1996, and the payment of the regular semi-annual dividend of $.10 per share was paid on the post stock split shares.



                                     9
The Company is seeking additional acquisitions in select financial services industries including fund management, leasing, annuity brokerage, and technology-based banking services. The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.


                                  PART II

                             OTHER INFORMATION

Items 1 through 6
The information required by these items has been omitted as it is not applicable.

Reports Filed on Form 8-K
A Form 8-K was filed on June 27, 1996 reporting the event of the purchase of 100% of the outstanding stock of One Investment
Corporation and its wholly owned subsidiary One Insurance Agency, Inc.


                                SIGNATURES
                               (Registrant)




                  By    s/Marni McKinney

                        Marni McKinney, President &
                          Chief Executive Officer




                        s/Joseph M. Richter
                        Joseph M. Richter
                        Executive Vice President &
                          Chief Financial Officer




Date:   August 1, 1996






                                    10